Exhibit (g)(3)

EXPENSE LIMITATION AGREEMENT

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

1290 Avenue of the Americas
New York, New York 10104

[          ], 2021

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104

Dear Ladies and Gentlemen:

Neuberger Berman Investment Advisers LLC (the “Adviser”) hereby agrees, until one year from the date hereof (“Limitation Period”), to waive and/or reimburse certain annual operating expenses (excluding the advisory fee, incentive fee, distribution and servicing fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Other Expenses”) of the NB Crossroads Private Markets Access Fund LLC (the “Fund”) so they are limited to 0.30% (30bps) per annum, of the average monthly net assets (“Expense Limitation”).

The Fund agrees to repay the Adviser any fees waived  under the Expense Limitation or any Other Expenses the Adviser reimburses in excess of the Expense Limitation, provided the repayments do not cause that Fund’s Other Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Managers of the Fund, including a majority of the Managers who are not “interested persons” of the Fund as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend the Limitation Period for a period of one year on an annual basis.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NB CROSSROADS PRIVATE MARKETS
ACCESS FUND LLC

By:

		Name:	James Bowden

		Title:	President and Chief Executive Officer

The foregoing Agreement is hereby accepted as of [ ], 2021

NEUBERGER BERMAN INVESTMENT
ADVISERS LLC

By:

Name:	Brian Kerrane

Title:	Managing Director